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June 15, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE:  RiverSource Life Insurance Company ("Company")
     RiverSource Variable Account 10 ("Registrant")
     Post-Effective Amendment No. 60 on Form N-4
          RAVA 5 Advantage Variable Annuity
          RAVA 5 Select Variable Annuity
          RAVA 5 Access Variable Annuity

File Nos. 333-79311/811-07355

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No.60 ("Amendment No. 60") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). This Amendment No.60 describes RAVA 5 Advantage, RAVA 5 Select and RAVA 5 Access Variable Annuity contracts, which are an enhanced version of the RiverSource Retirement Advisor 4 Advantage, RiverSource Retirement Advisor 4 Select and RiverSource Retirement Advisor 4 Access Variable Annuity contracts.

In this Amendment No. 60, the primary enhancements to the contracts include:

     -    Different mortality and expense risk fees calculation;

     -    Different purchase payment limits/rules;

     - Changes to existing death benefits and living benefits including different fees;

     - New Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages 2 rider;

     -    Other non material changes.

If there is anything I can do to expedite review of the enclosed Amendment No.60 or if you have any questions regarding this filing, please contact me at (612) 671-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel and
Assistant Secretary